UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EnergyConnect Group, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

292748100

(Cusip Number)

Andrew S. Craig, 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97503
(503) 419-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292748100

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Aequitas Management, LLC 41-2224801

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	40,739,338
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	40,739, 338
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,739, 338

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.5%

14.	Type of Reporting Person (See Instructions):
OO

CUSIP No. 292748100

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Aequitas Holdings, LLC 01-0891635

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	40,739, 338
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	40,739, 338
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,739, 338

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.5%

14.	Type of Reporting Person (See Instructions):
OO

CUSIP No. 292748100

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Aequitas Capital Management, Inc. 93-1125780

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	40,739, 338
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	40,739, 338
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,739, 338

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.5%

14.	Type of Reporting Person (See Instructions):
CO

CUSIP No. 292748100

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Aequitas Commercial Finance, LLC 02-0675916

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	39,818,625
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	39,818, 625
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,818, 625

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.9%

14.	Type of Reporting Person (See Instructions):
OO

CUSIP No. 292748100

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Christenson Leasing Company, LLC 93-1292622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	400,000
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	400,000
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions):
OO

Explanatory Note:  This Amendment No. 3 (this "Amendment") is being filed to amend certain information provided in the Schedule 13D/A (Amendment No. 2) (the "Prior Filing") filed by the Reporting Persons on September 2, 2009.   Each capitalized term that is used but not defined in this Amendment has the meaning given to that term in the Prior Filing.

Item 2.	Identity and Background

Item 2 of the Prior Filing is amended and restated in its entirety to read as follows:

This Amendment is filed jointly by each of the persons listed below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act").

The persons listed below are collectively referred to as the "Reporting Persons."  The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit 99.1, which is incorporated by reference, pursuant to which the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group.

The following are Reporting Persons:

1.	Aequitas Management, LLC

(a)	Name and State of Organization: Aequitas Management, LLC, an Oregon limited liability company ("AML")

(b)	Present Principal Business: Holding company

2.	Aequitas Holdings, LLC

(a)	Name and State of Organization: Aequitas Holdings, LLC, an Oregon limited liability company ("Holdings")

(b)	Present Principal Business: Holding company

3.	Aequitas Capital Management, Inc.

(a)	Name and State of Incorporation: Aequitas Capital Management, Inc., an Oregon corporation ("ACM")

(b)	Present Principal Business: Business consulting and investment banking and advisory services

4.	Aequitas Commercial Finance, LLC

(a)	Name and State of Incorporation: Aequitas Commercial Finance, LLC, an Oregon limited liability company ("ACF")

(b)	Present Principal Business: Specialty finance company

5.      Christenson Leasing Company, LLC

(a)	Name and State or Organization: Christenson Leasing Company, LLC, an Oregon limited liability company ("CLC")

(b)	Present Principal Business: Holding company

The address of the principal office of each of the Reporting Persons is 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035.

AML is the manager of Holdings, which is the sole shareholder of ACM.   ACM is the manager of both ACF and CLC.  ACF is the sole member of CLC.  All investment and voting decisions with respect to the Shares of the Company owned by the Reporting Persons are directly made by the Public Securities Investment Committee of ACM.

The name, citizenship and present principal occupation or employment for each director and executive officer of each Reporting Person are set forth on attached Schedule A.  The business address of each person listed on attached Schedule A is 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Prior Filing is hereby supplemented with the following paragraphs:

Effective December 23, 2009, the Company executed a First Amendment to Business Loan Agreement and Convertible Secured Promissory Note (the "Note Amendment") amending the Note and its related Business Loan Agreement, both dated February 26, 2009.  Among other things, the Note Amendment:  (a) reduced the rate of interest on the Note to 25% per annum, (b) extended the maturity date of the Note to February 24, 2012, and (c) made the entire outstanding principal amount of, and all accrued but unpaid interest due under, the Note convertible into common shares of the Company.  The Note and Note Amendment are attached to this Amendment as exhibits (Exhibit 99.10 and 99.11, respectively).

Effective December 31, 2009, JMW sold all of its common shares of the Company to ACF.  A form of stock power evidencing this transfer is attached to this Amendment as an exhibit (Exhibit 99.12).

On July 5, 2010, warrants to purchase an aggregate of 126,138 common shares of the Company that were held by JMW expired unexercised.

Item 4.	Purpose of the transaction

Item 4 of the Prior Filing is hereby amended and restated in its entirety to read as follows:

On September 8, 2010, ACF converted all but a nominal amount of the outstanding principal amount of, and accrued but unpaid interest due under, the Note into Shares of the Company.  The aggregate outstanding principal amount and accrued but unpaid interest due under the Note as of September 8, 2010 was approximately $3,307,279.26.  The conversion rate was $0.0906 per share.  As a result of the conversion, the Company will issue to ACF approximately 36,504,180 Shares (the "Conversion Shares").  The Conversion Shares represent approximately 27.5% of the Company's outstanding Shares, based on 96,458,028 Shares outstanding as of August 6, 2010.  The nominal amount remaining due under the Note after the conversion described in this paragraph will continue to accrue interest pursuant to the terms of the Note.  The aggregate amount of principal and interest due under the Note that ACF converted into the Conversion Shares is considered paid in full and may be re-borrowed by the Company.  Any amounts re-borrowed by the Company under the Note would be subject to conversion by ACF into additional Shares.

The Reporting Persons intend to continue having conversations with the Company's management to discuss the business and operations of the Company, strategic alternatives and the maximization of shareholder value. Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Company (collectively, "Securities") in the open market or otherwise. The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.  No Reporting Person has made a determination regarding a maximum or minimum number of Securities which it may hold at any point in time.

The Reporting Persons, or any of them, may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.            Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Prior Filing are amended and restated in their entirety to read as follows:

(a), (b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated by reference.  The percentage amount set forth in Row 13 for all cover pages is calculated based upon 96,458,028 Shares outstanding as of August 6, 2010 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2010 and filed with the Securities and Exchange Commission on August 10, 2010.

Each of AML and Holdings may, by virtue of their relationship to ACM (as disclosed in Item 2), be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 of the Act) the Shares that ACM, ACF and CLC directly own.  ACM may, by virtue of its relationship to ACF and CLC (as disclosed in Item 2), be deemed indirectly to own beneficially the Shares that ACF and CLC directly own.  ACF may, by virtue of its relationship to CLC (as disclosed in Item 2), be deemed indirectly to own beneficially the Shares that CLC directly owns.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement will not be construed as an admission that any they are, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any Shares that are held by any other Reporting Person.

See Item 3 for a description of which Reporting Persons have rights to acquire Shares.

(c)          See Item 3 and Item 4.

Item 7.	Material to be Filed as Exhibits

Exhibit Number:	Exhibit Description:

99.1	Joint Filing Agreement

99.10	Convertible Secured Promissory Note dated February 26, 2009 (incorporated by reference to Exhibit 99.10 of the Prior Filing)

99.11
First Amendment to Business Loan Agreement and Convertible Secured Promissory Note effective December 30, 2009 (incorporated by reference to Exhibit 10.4 of the Company's Form 10-K filed on March 18, 2010)

99.12	Stock Power

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2010

AEQUITAS MANAGEMENT, LLC

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	President

AEQUITAS HOLDINGS, LLC

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	President

AEQUITAS CAPITAL MANAGEMENT, INC.

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

AEQUITAS COMMERCIAL FINANCE, LLC, by Aequitas Capital Management, Inc., its Manager

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

CHRISTENSON LEASING COMPANY, LLC, by Aequitas Capital Management, Inc., its Manager

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Aequitas Management, LLC

Name:	Principal occupation or employment:

Robert J. Jesenik	President, Manager
Andrew N. MacRitchie	Executive VP, Manager
Brian A. Oliver	Executive VP, Manager
Patricia J. Brown	Senior VP, Finance
Andrew S. Craig	Secretary

Aequitas Holdings, LLC

Name:	Principal occupation or employment:

Robert J. Jesenik	President
Andrew N. MacRitchie	Executive VP
Brian A. Oliver	Executive VP
Patricia J. Brown	Senior VP, Finance
Andrew S. Craig	Secretary
Aequitas Management, LLC	Manager

Aequitas Capital Management, Inc.

Name:	Principal occupation or employment:

Robert J. Jesenik	Director, Chairman of the Board, Chief Executive Officer, President
Brian A. Oliver	Director, Executive Vice President
Andrew N. MacRitchie	Director, Executive Vice President, Public Securities Investment Committee member
Steven M. Wright	Executive VP
Thomas A. Szabo	Executive VP
Thomas A. Sidley	Vice President, Public Securities Investment Committee Member
Anthony J. Buda	Public Securities Investment Committee member
Patricia J. Brown	Senior Vice President (Finance)
Wayne Marschall	Senior Vice President, Portfolio Finance
Andrew S. Craig	Secretary

Aequitas Commercial Finance, LLC

Name:	Principal occupation or employment:

Robert J. Jesenik	President
Andrew N. MacRitchie	Executive VP
Brian A. Oliver	Executive VP
Patricia J. Brown	Senior VP, Finance
Andrew S. Craig	Secretary
Aequitas Capital Management, Inc.	Manager

Christenson Leasing Company, LLC

Name:	Principal occupation or employment:

Aequitas Capital Management, Inc.	Manager

Except for Mr. MacRitchie, each person listed in this Schedule A is a citizen of the United States.  Mr. MacRitchie is a citizen of the United Kingdom.